Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: April 12, 2021

REE Automotive Signs Strategic Collaboration Agreement with Magna

Collaboration aims to bring to market fully Modular Electric Vehicles (MEVs) ‘Powered by REE’, to fulfill the growing needs for next generation EV of leading tech companies and new electric mobility players, accelerating their time-to-market at scale.

-	REE and Magna to explore Modular Electric Vehicles to be ‘Powered by REE’, based on REEcornerTM Technology

-	Establishment of Go-to-Market teams to identify vehicle development opportunities as well as markets and customers

-	Focus to be on tech companies and new electric mobility companies seeking to develop, operate and utilize new products and services in the commercial EV domain

-	Explore global Mobility-as-a-Service (MaaS) business model opportunities for Light Commercial Vehicles

TEL AVIV, Israel, April 12, 2021 /PRNewswire/ -- REE Automotive Ltd (REE), an electric mobility (e-mobility) innovator which recently announced its merger with 10X Capital Venture Acquisition Corp. (NASDAQ: VCVC) today announced a strategic collaboration agreement with Magna International Inc., a mobility technology company, with the goal of bringing to market innovative, full-fledged Modular Electric Vehicles (MEVs) for tech companies and new electric mobility players under the ‘Powered by REE’ brand.

The strategic collaboration will explore the combination of REE’s groundbreaking REEcornerTM technology with Magna’s vehicle systems integration expertise and world-class manufacturing capabilities, to develop MEVs that enable commercial customers to customize vehicles based on their specifications and branding, while accelerating time to market.

Daniel Barel, REE Co-Founder and CEO, commented, “We are thrilled to reach a collaboration agreement with Magna, which should help put us on the fast track to support a broad range of electric vehicles (EVs). We see a growing demand for highly modular EVs from leading tech companies and new electric mobility players who have set their sights on entering the EV realm and building a brand in automotive.  REE and Magna working together under the ‘Powered by REE’ approach can help bring their vision to life.”

“The evolving mobility landscape is opening new business model opportunities for Magna with our systems capability and unique ability to design, engineer and assemble vehicles,” said Eric Wilds, Chief Sales & Marketing Officer of Magna.  “We are excited about our collaboration with REE and our ability to offer another capability to support potential new customers and Mobility-as-a-Service.”

REE and Magna will also explore potential collaboration in global mobility through the creation of a “Mobility-as-a-Service” (MaaS) venture in the Light Commercial Vehicle (LCV) sector that leverages REE’s proprietary X-by-Wire REEcornerTM and EV platform technology as well as Magna’s industrial footprint and capabilities.

The cornerstone of the collaboration is REE’s proprietary REEcorner™ technology which integrates critical vehicle components into an area between the chassis and the wheel – the “corners” – creating a compact single module where each corner is controlled by REE’s proprietary X-by-Wire control technology. This results in the only fully-flat “skateboard” EV platform offering unprecedented space and interior room for passengers, cargo, and batteries.

MEVs utilizing REEcornerTM will have full flexibility to custom-tailor EVs based on a selection of the following:

•	EV platform size
•	Preferred length, width and vehicle height
•	Payload capacities
•	Drive and steering based on REE’s X-by-Wire technology (all-wheel, front and rear)
•	Battery capacity
•	Power source (battery or fuel cell), and more.

REE’s technologies are designed to support the creation of MEVs with maximum payload capacity for transporting passengers and cargo as well as achieving the lowest Total Cost of Ownership (TCO). MEVs are designed with a lower center of gravity than vehicles with the motor located between the wheels, and allow for taller cabins and lower step-in height, yielding more cargo capacity than conventional EV platforms. For example, in a delivery van application, this means MEVs ‘Powered by REE’ could deliver more packages per kWh, further improving operational benefits for customers like tech companies and new e-mobility players.

About REE Automotive

REE is an automotive technology leader creating the cornerstone for tomorrow’s zero-emission vehicles. REE’s mission is to empower global mobility companies to build any size or shape of electric or autonomous vehicle for any application and any target market. Our revolutionary, award-winning REEcorner™ technology packs traditional vehicle drive components (steering, braking, suspension, powertrain and control) into the arch of the wheel, allowing for the industry’s flattest EV platform. Unrestricted by legacy thinking, REE is a truly horizontal player, with technology applicable to the widest range of target markets and applications. Fully scalable and completely modular, REE offers multiple customer benefits including complete vehicle design freedom, more space and volume with the smallest footprint, lower TCO, faster development times, ADAS compatibility, reduced maintenance and global safety standard compliance.

Headquartered in Tel Aviv, Israel, with subsidiaries in the USA, the UK and Germany. REE has a unique CapEx-light manufacturing model that leverages its Tier 1 partners’ existing production lines. REE’s technology, together with their unique value proposition and commitment to excellence, positions REE to break new ground in e-Mobility. For more information visit https://www.ree.auto.

Media Contact
Keren Shemesh
Chief Marketing Officer
REE Automotive
E: kerens@ree.auto
M: +972-54-5814333

Public Relations
media@ree.auto

Investor Relations
investors@ree.auto

About 10X Capital

10X Capital is a venture capital and investment firm at the nexus of Wall Street with Silicon Valley, aligning institutional capital with high growth ventures. Founded in 2004 by serial entrepreneur Hans Thomas, 10X Capital invests across the capital structure, with a focus on companies using technology to disrupt major industries, including finance, healthcare, transportation and real estate. For more information visit www.10xcapital.com.

10X Capital Venture Acquisition Corp (Nasdaq: VCVC), is 10X Capital’s Special Purpose Acquisition Company, focused on high growth technology companies, and was formed for the purpose of entering into a business combination with one or more businesses. For more information visit www.10xspac.com.

For investors please contact:
ir@10xcapital.com

For media inquiries please contact:
pr@10xcapital.com

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the ability to bring to market MEVs in accordance with the Strategic Collaboration Agreement and realize the other goals and targets described in this press release; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, and in the registration statement on Form F-4 relating to the business combination filed by REE on March 10, 2021.

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